FastenTech, Inc.
8500 Normandale Lake Boulevard
Suite 1230
Minneapolis, MN 55437

March 5, 2007

via EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549-7010
Attn: Terence O'Brien

RE: FastenTech, Inc.
Form 10-K for the Fiscal Year Ended September 30, 2006
Filed December 22, 2006
File No. 333-108365

Ladies and Gentleman:

FastenTech, Inc. (the "Company" or "FastenTech") is responding to comments raised by the Staff of the Securities and Exchange Commission (the "Commission") in the comment letter dated February 20, 2007 from Terence O'Brien of the Commission to Michael R. Elia of the Company relating to the Company's Form 10-K for the Fiscal Year Ended September 30, 2006 filed with the Commission on December 22, 2006 (the "Form 10-K"). The numbered paragraphs below correspond to the numbers of the paragraphs in which the comments were made. For your convenience, we have included above each response a copy of the comment to which we are responding.

COMMENTS AND RESPONSES

Segment Results of Operations, page 40

1. Comment: *We note your inclusion of EBITDA within your discussion of results of operations. In a response to us and in future filings, please include a more comprehensive explanation of why you believe that EBITDA represents a useful measure of operating performance for investors. Please avoid boilerplate conclusions like "making internal operating decisions." Please disclose the following:*

   • *The economic substance behind your decision to use the non-GAAP measure;*

   • *The material limitations associated with your use of EBITDA as compared to net income, in light of your significant borrowings, fixed assets and intangible assets;*

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March 5, 2007
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- *How you compensate for these limitations; and*

- *The substantive reasons why you believe EBITDA provides useful information to investors.*

Refer to Item 10(e)(1)(i)(C) of Regulation S-K and Question 8 of our June 13, 2003 FAQ's on Non-GAAP Financial Measures.

Response: The Company has historically included a discussion of EBITDA in discussing its segment results as a means to supplement the earlier discussion of GAAP measures. The Company has attempted to indicate that EBITDA is a non-GAAP measure used by management and provided a reconciliation of this measure to operating income and income (loss) before income taxes, minority interest, discontinued operations, and cumulative effect of a change in accounting principle. As a result of its acquisition activities, the Company incurred significant integration and acquisition related charges to execute its short-term strategy to lessen its dependence on automotive markets. The Company believes that the presentation of Operating EBITDA would provide investors a better, more transparent understanding of the Company's performance, had it not been for these significant charges. Additionally, since EBITDA is an important component used in measuring the Company's compliance with the terms of its revolving credit facility and is useful in providing a proxy of enterprise value, the Company believes disclosure of EBITDA provides useful information to investors.

In future filings, beginning with the Form 10-Q for the fiscal quarter ending March 31, 2007, the Company will expand its disclosure to be consistent with this comment. In particular, the Company will more fully discuss the limitations of EBITDA as a performance measure because such a measurement excludes certain necessary components in understanding and assessing the Company's financial condition, such as interest expense, depreciation and amortization, debt restructuring expenses, and taxes, to the extent the Company may be required to pay taxes in the future.

In future filings, the Company will further discuss how it compensates for the limitations of using EBITDA. In particular, the Company will discuss the fact that, when evaluating EBITDA, investors should consider increasing or decreasing trends in EBITDA and how EBITDA compares to levels of debt and interest expense. The Company will further disclose that EBITDA should not be considered in isolation and should not be evaluated without also considering the Company's cash flows from operating, investing and financing activities. In addition, the Company will also reconcile EBITDA to cash flows from operating activities and will present the three major categories of the statement of cash flows with equal or greater prominence than is given EBITDA.

Securities and Exchange Commission
March 5, 2007
Page 3

As disclosed on page 41 of the Form 10-K, the Company uses "operating EBITDA" as a basis for presenting and using segment financial data to aid it in making internal operating decisions. The Company recognizes that EBITDA is not intended to represent and should not be considered more meaningful than, or an alternative to, operating income, cash flows from operating activities or other measures of performance in accordance with generally accepted accounting principles. In future filings, the Company will also disclose that EBITDA provides useful information with respect to the Company's ability to meet future debt service, capital expenditures and working capital requirements. Further, the Company will disclose that EBITDA is a component of the "Leverage Ratio" and "Interest Coverage Ratio" covenants, which determines the Company's compliance with the terms of its revolving credit facility and the "Applicable Margin" portion of the interest rate in effect thereunder. Finally, the Company notes that EBITDA multiples are a common method used by investors to determine enterprise value in the Company's industry.

Contractual Obligations, page 46

2.   Comment: *In consideration of the balance of your long-term debt, include your interest commitments under your interest-bearing debt in this table, or provide textual discussion of this obligation below the table in your future filings. If you provide a textual discussion, the discussion should quantify the interest payments using the same time frames stipulated in the table. Refer to footnote 46 to Release 33¬8350 "Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations."*

Response: Under the Contractual Obligations Table on page 46 of the Form 10-K, the Company currently discloses the following: "We also have contractually obligated interest payments related to the notes, which is approximately $20.0 million per year." In future filings, the Company will delete the textual discussion and include its interest commitments under its interest-bearing debt in the table. As of September 30, 2006, the revised table would have looked as follows:

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March 5, 2007
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(Dollars in millions)	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
		Cash Payments Due by Period			
Long-term debt	$292.8	4.0	2.8	$286.0	—
Interest payments on long term debt	138.7	30.0	59.2	49.5	—
Redeemable preferred stock	11.0	—	—	—	11.0
Preferred stock dividends payable	17.3	—	—	—	17.3
Pension plan funding (1)	1.3	1.3	—	—	—
Operating leases	25.4	5.1	8.0	5.4	6.9
Total contractual cash obligations	$486.5	$ 40.4	$ 70.0	$340.9	$ 35.2

Quarterly Results, page 49

3.   Comment: *We note that for the year ended September 30, 2006, your net sales was highest in the 4th quarter, however, you experienced a net loss in the 4th quarter whereas your other quarters you experienced net income. Your current disclosures are unclear as to why this has occurred. Please tell us and revise MD&A in future filings to address this material fluctuation in net loss from the third quarter to fourth quarter 2006. Refer to paragraph 31 of APB 28 and the Instructions to Paragraph (B) of Item 303 of Regulation S-K.*

Response: During the fourth fiscal quarter of 2006, the Company incurred approximately $2.3 million (or 40%) of the total annual expenses of approximately $5.9 million which were related to launching new products, expanding production capabilities, integrating acquisitions and executing certain improvement initiatives. The Company discussed these items in its MD&A for the fiscal year 2006 in its analysis of consolidated gross profit and SG&A on page 37 of the Form 10-K. Amounts included in each category for the fourth quarter of fiscal 2006 and the full year of fiscal 2006 (in millions) are as follows:

	Q4	FY06
Gross Profit	1.2	3.4
SG&A	1.1	2.5
Total	2.3	5.9

In the future, the Company will address quarterly fluctuations such as these more clearly in MD&A.

1. Summary of Significant Accounting Policies, Property, Plant, and Equipment, page 58

4.   Comment: *We note your disclosure on page 6 that you provide innovative and customized solutions to build close customer relationships and on page 10 you disclose that you are continually reviewing your manufacturing processes to identify areas for improvement. Based on these disclosures, please tell us how you determined that a useful life of 5 to 20 years for your machinery and equipment is appropriate. In this regard we note that machinery and equipment is material to your financial statements as a whole and a 20 year life may be excessive.*

Securities and Exchange Commission
March 5, 2007
Page 5

     Response: Many of the businesses the Company has acquired have very stable production processes. When the Company refers to providing innovative and customized solutions to build close customer relationships, the Company is referring to using its existing equipment and processes to help build solutions for its customers. When the Company refers to continuous review of its manufacturing processes to identify areas for improvement, the Company is referring to improvements such as lean manufacturing or cellular manufacturing activities, which require very limited capital investment and focus primarily on the rearrangement and optimization of existing equipment. These activities help it better utilize its existing machinery and processes to produce continuous improvements or innovations and to customize its solutions. The Company has determined that various machinery and equipment have useful lives of between 5 and 20 years, however, 90% of the gross value of the machinery and equipment is depreciated over useful lives that are less than 10 years. Also, the majority of the equipment that the Company has determined has useful lives of 16-20 years relate to cold-form heading machines that last approximately 20 years.

2. Acquisitions, page 63

    5.   Comment: *Please provide to us your significance tests in accordance with Rule 1-02(w) of Regulation S-X for your acquisition of BNC & Associates, Inc. and tell us how you applied the significance tests in determining which historical and pro forma financial statements needed to be filed. In this regard, we note that you filed audited financial statements of BNC in a Form 8-K filed on Feb. 10, 2006 however these financial statements only covered the nine-month period ending March 31, 2005.*

        Response: The significance tests in accordance with Rule 1-02(w) of Regulation S-X for the acquisition of BNC & Associates, Inc. are as follows:

	FastenTech, Inc. as of and for the year ended September 30, 2005	BNC as of and for the year ended December 31, 2004	Test results %
The purchase price of the target compared to the total assets of the acquirer	$ 357,389	$ 17,758	5%
The total assets of the target compared to the total assets of the acquirer	$ 357,389	$ 12,071	3%
The pre tax income of the target compared to the pre tax income of the acquirer	$ 9,648	$ 2,083	22%

Securities and Exchange Commission
March 5, 2007
Page 6

Based on the results of the significance tests set forth above, and the fact that pre tax income measure fell between 20% and 40%, the guidance in Regulation S-X 2.10.3-05(b)(2)(ii), which states "if any of the conditions exceeds 20 percent, but none exceed 40 percent, financial statements shall be furnished for at least the most recent fiscal year and any interim periods specified in 210.3-01 and 210.3-02" is applicable.

In addition, the Company filed the audited financial statements covering a nine-month period in accordance with and pursuant to Regulation S-X section 210.3-06, which states, "Except with respect to registered investment companies, the filing of financial statements covering a period of 9 to 12 months shall be deemed to satisfy a requirement for filing financial statements for a period of 1 year where:

(a) The issuer has changed its fiscal year;

(b) The issuer has made a significant business acquisition for which financial statements are required under §210.3-05 of this chapter and the financial statements covering the interim period pertain to the business being acquired; or

(c) The Commission so permits pursuant to §210.3-13 of this chapter.

The Company met the criteria in (b) above and, therefore, the audited financial statements covering the 9 month period ended March 31, 2005 satisfied the requirement to file financial statements for a one year period. In accordance with 210.3-01, since the audited financial statements covering the 9 month period ended March 31, 2005 were greater than 134 days from when the 8-K was filed, the Company included unaudited financial statements for the six months ended September 30, 2005.

6.   Comment: *We note your purchase price allocation of GCE Industries, Inc. on page 66 that took place in December 2004, has approximately $6.4M allocated to "excess purchase price over the fair value of acquired assets not yet assigned," however, your table on page 71 shows all excess purchase price over the value of acquired assets not yet assigned as a zero balance at September 30, 2006. Please reconcile these amounts and revise future filings to present the correct amount of excess purchase price over the fair value of acquired assets not yet assigned.*

Response: The table on page 66 showing $6.4 million allocated to "excess purchase price over the fair value of acquired assets not yet assigned" is incorrect. This amount should have been classified as goodwill as the final purchase price allocation was completed during fiscal 2006. The Company will revise this table in future filings to properly allocate the $6.4 million as "goodwill."

Securities and Exchange Commission
March 5, 2007
Page 7

3. Divestitures and Discontinued Operations, page 69

7.   Comment: *You have disclosed that in fiscal 2006, you sold the operations of Special Processes of Arizona and recorded a loss of $2.3 million related to the write-off of fixed assets and goodwill. We note that you have determined the results of SPOA are not material and therefore have been included in continuing operations. In consideration that your income from continuing operations before income tax expense for the year ended September 30, 2006 is $4.9 million, provide us with a detailed analysis of the quantitative and qualitative factors in SAB 99 supporting why you believe this amount is not material.*

     Response: The Company based its assessment and determination of the immateriality of SPOA's results on quantitative and qualitative factors. Consequently, the Company included SPOA in continuing operations. Quantitative factors the Company considered included how the results of SPOA compared to the consolidated results of the Company. These factors include sales, operating income (loss) and EBITDA. Pretax income was considered as well but was determined to be less meaningful because it is not a measure analyzed by its investors. Thus, to determine materiality the Company focused primarily on sales, operating income, and EBITDA, which were all significantly below 5% of consolidated results. The following table summaries the results of the Company's quantitative analysis for the fiscal year ended September 30, 2006:

SPOA Sales	1,431
Consolidated Sales	408,957
SPOA as a % of Total Sales	0.3%
Operating Loss of SPOA	(513)
Consolidated operating Income	39,843
SPOA as a % of Total Operating Income	-1.3%
EBITDA of SPOA	(406)
Consolidated EBITDA	61,645
SPOA as a % of Total EBITDA	-0.7%
SPOA loss	(513)
Consolidated pretax income	4,901
SPOA % of net Income	-10.5%

The Company also considered the qualitative factors listed in SAB 99 on Materiality. Listed below are the relevant factors the Company considered and, in italics, its assessment as to why or why not each factor was material:

•   Arises from an item that can be precisely measured or is an estimate. *The item can be precisely measured.*

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March 5, 2007
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- Results in a change of earnings trend or other trends. *No. Including SPOA in continuing operations actually decreased (by immaterial amounts) its operating income and EBITDA.*

- Results in a failure to meet analysts' consensus expectations. *No.*

- Changes income to a loss or a loss to income. *No.*

- Has impacts on segment information and related trends. *No.*

- Affects compliance with regulatory requirements. *No.*

- Affects compliance with loan covenants or other contractual requirements. *No.*

- Has the effect of increasing management's compensation. *No.*

- Conceals an unlawful act. *No.*

Based on the results of the Company's quantitative and qualitative analyses, the Company determined the results of SPOA were immaterial and included them in continuing operations.

6. Goodwill and Intangible Assets, page 71

8. Comment: *Considering the decrease in operating income during 2006, your stockholders' deficit, and the decrease in sales when excluding incremental sales from acquisitions in fiscal 2006 compared to fiscal 2005, tell us how you determined that your Goodwill balance is recoverable. Further tell us how much goodwill and other long lived assets remain recorded related to Progressive Stamping business unit and how you determined that any remaining assets related to Progressive are recoverable.*

Response: The Company's policy is to perform the annual impairment testing for SFAS No. 142 on July 1st of each fiscal year or when an event occurs or circumstances change between annual tests that would indicate a potential impairment. The Company's analysis as of July 1, 2006 compared the fair market value of its reporting units compared to their book value including goodwill. The fair value was determined using a comparative multiple of enterprise values to EBITDA based on recent transaction multiples and public comps gathered from external sources. The Company's analysis indicated that for each reporting unit the fair value exceeded the book value and therefore no further work was performed. As disclosed in the Company's Form 8-K filed on February 27, 2007, the Company signed an agreement to be purchased for $492.0 million, a value in excess of the Company's book value including goodwill.

With respect to Progressive Stamping, there is no goodwill on the balance sheet, as it was written off in fiscal 2004. Progressive Stamping has approximately $4.4 million of long-lived assets consisting entirely of property, plant and equipment. The Company has determined that Progressive's assets are recoverable based on its fiscal 2006 positive cash flow of $1.0 million and projected future cash flows which are sufficient to recover the carrying value of the remaining long-lived assets.

Securities and Exchange Commission
March 5, 2007
Page 9

9. Comment: *Tell us and disclose in future filings how your goodwill is allocated between your two reportable segments. Refer to paragraph 45 of SFAS 142.*

Response: Goodwill of $62.6 million at September 30, 2006 is broken out between its segments as follows: Specialized $6.0 million and Aerospace-grade $56.6 million. In future filings, the Company will disclose the amount of goodwill for each of its reportable segments in its segment footnote.

10. Comment: *You have disclosed that you amortize your customer lists over their useful lives of 5 to 30 years. Pursuant to paragraphs 11 and B49 of SFAS 142, please explain to us your analysis that your customer lists will contribute to your future cash flows for a period up to 30 years.*

Response: The Company amortizes customer lists over various useful lives depending on the types of customer lists acquired. The Company has had independent appraisals performed on all of the acquisitions that have customer/customer list intangible assets. In addition, the Company conducted a study of its top 10 customers (based on sales), which revealed that its average customer relationship lasted more than 30 years. The study also indicated that in the history of the Company it has never lost a top 10 customer. Based on this analysis, the Company concluded that it was reasonable to estimate that certain customers and customer lists may contribute to future cash flows for periods of up to 30 years. During the intangible asset valuation process, the Company's independent appraisers specifically identified major customers as a separate intangible asset. The Company assigns useful lives to each customer based on their rank in terms of sales as follows: customers in the top 10 are assigned 20 and 30 year useful lives and customers outside the top 10 are assigned 5 to 15 year useful lives. 89% of its customers have been assigned a useful life of 20 years or less.

12. Commitments, Litigation, page 84

11. Comment: *We note your disclosure that the outcomes of your litigation claims are impossible to ascertain or are not expected to be material to your financial position or statements of operations. Please be aware that a statement that a contingency is not expected to be material does not satisfy the requirements of SFAS 5 if there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred and the amount of that additional loss would be material to a decision to buy or sell the registrant's securities. In that case, the registrant must either (a) disclose the estimated additional loss or range of loss, that is reasonably possible, or (b) state that such an estimate cannot be made. Please note that any conclusion as to materiality should take into account the impact that any change in the accrual could have on quarterly or segment earnings.*

Securities and Exchange Commission
March 5, 2007
Page 10

Response: The Company does not have any litigation claims that it believes have a reasonable possibility of material loss. In future filings, the Company will change the language in the footnote to be more clear and will add language that it does not have any litigation claims that it believes have a reasonable possibility of material loss.

12. Comment: *In addition, we note that you have assessed the materiality of your legal proceedings with reference to the financial position and statements of operations of the Company. Expand your assessment of materiality with reference to your liquidity in future filings.*

Response: In future filings, the Company will expand its assessment of materiality of legal proceedings with reference to liquidity. The Company's revised disclosure, taking into account comments 11 and 12, would be as follows: "The Company is a party to certain claims arising in the ordinary course of business. In the opinion of management, based up on the advice of legal counsel, there are no litigation claims that have a reasonable possibility of a material loss and therefore any outstanding litigation claims are not expected to be material to the Company's financial position, statements of operations or liquidity."

14. Segment Data, page 85

13. Comment: *We note throughout your document you refer to business units within your two main segments: Specialized Components, and Aerospace-grade Components. Please tell us the factors used to identify your reportable segments and explain why you believe your business units are not separate reportable segments pursuant to paragraphs 10-17 of SFAS No. 131. Additionally identify your chief operating decision maker and provide for us the internal financial information that is regularly provided to the chief operating decision maker as of December 31, 2005 and March 31, 2006.*

To the extent you are aggregating operating segments because you believe your segments are economically similar, please provide us with an analysis that includes historical revenues, gross profits, gross profit margins, operating profits, and operating profit margins, along with any other information you believe would be useful for each of your operating segments to help us understand how these operations are economically similar. Please also address any differences in the trends these financial indicators depict (e.g. if operating income is decreasing for one operation and increasing for another).

Response: SFAS 131 requires that segment information be disclosed based on how management organizes the segments of the enterprise to make operating

Securities and Exchange Commission
March 5, 2007
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decisions and assess performance. Operating segments are revenue-producing components for which separate financial information is produced for internal use and is reviewed regularly by the chief operating decision maker to allocate the Company's resources and assess how segments perform.

FastenTech is a manufacturer and supplier of specialty fasteners and fastener installation equipment for a broad range of end-markets. Since its inception in 1998, FastenTech has acquired and divested several companies to form the current manufacturing support base for its operations.

The Company's management views its subsidiary companies as a collection of manufacturing locations that primarily engage in (1) machining precision components and turned products and (2) manufacturing metal bolts, nuts, and other industrial components. Management aggregates its business units into two primary segments: (1) Specialized components, and (2) Aerospace-grade components because the aggregated businesses have similar raw material, manufacturing, customer, regulatory, and market risks and opportunities and are affected by similar economic conditions.

In addition, the Company has organized itself with separate segment presidents to oversee the activities of each segment and to execute the strategies of the Chief Operating Decision Maker ("CODM").

Conclusion: A two-segment disclosure of Specialized, and Aerospace-grade components accomplishes the following:

    a)   Provides consistency with the way FastenTech management organizes the segments of the enterprise to make operating decisions and assess performance.

    b)   Allows investors to assess each individual operating segment's performance in the same way that management reviews performance and makes decisions.

    c)   Enhances an investor's ability to predict the actions or reactions of management that can significantly affect the Company's prospects for future cash flows.

Securities and Exchange Commission
March 5, 2007
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Operating Segments

The Company has identified FastenTech's Chief Executive Officer as its CODM. Reporting to the CODM is the President of the Specialized Component Segment, the President of the Aerospace-grade Component Segment and the Chief Financial Officer. The chart below is a thorough evaluation of its operating segments using the SFAS 131 definitions:

Segment / Business Units	The component engages in business activities from which it may earn revenues and incur expenses	The operating results of the component are regularly reviewed by the enterprise's chief operating decision maker (CODM	Discrete financial information about the component is available.	Does Component Business Meet Definition of Operating Segment?
Specialized Components				
Progressive	Yes	Yes	Yes	Yes
Ferry Cap	Yes	Yes	Yes	Yes
Nelson Stud Welding, Inc. (gorss sales)	Yes	Yes	Yes	Yes
Aerospace-grade Components				
Specialty Bar Company	Yes	Yes	Yes	Yes
Gear and Broach	Yes	Yes	Yes	Yes
General Products	Yes	Yes	Yes	Yes
Integrated Energy Technologies	Yes	Yes	Yes	Yes
Corporate	No	Yes	Yes	No

Conclusion: Based on the above analysis, FastenTech has seven operating segments that meet the definition of an operating segment under SFAS 131.

Reportable Segments

Aggregation

FastenTech determined its seven operating segments could be aggregated into two reportable segments by applying the SFAS 131 aggregation criteria. Under this criteria, FastenTech may combine two or more operating segments if the segments have similar long-term financial performance and the same basic characteristics in products and services, production processes, technology underlying the production process, type or class of customers, methods used to distribute products or provide services and, if applicable, regulatory environment.

FastenTech believes that its reportable segment disclosures and any aggregation of segments must help investors better understand the Company's performance and assess its prospects for future net cash flows.

A table is provided in the unredacted version of this response letter (identified as 333-108365-030507) to the Commission to assist in understanding how and why each operating segment was aggregated. Pursuant to Rule 83, the Company has requested confidential treatment with respect to such table.

Specialized Components: Consists of three business units that manufacture products designed for specific industrial applications, including heavy truck,

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March 5, 2007
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automotive, industrial equipment, and construction. The President of the Specialized Components segment is responsible for the three business units and implementing the business and operating consolidation strategy. The products in this segment consist predominantly of preformed parts with the fastening function designed-in to fit the requirements of the using industry, and are primarily manufactured from a variety of metal alloys using cold forming and stamping techniques. Primary products include custom engineered engine bolts, externally threaded fasteners, shear connectors, concrete anchors, punching resistor studs, inserts, ports, pipe & cable hangers, weld studs & bosses. Other products include devices used to apply, assemble and weld these items, which are designed, manufactured and marketed to the same group of customers.

The performance of this segment mirrors that of broader economic trends. Overall, changes in GDP, industrial production, and capacity utilization have corresponded to a reduction and/or expansion in revenues from this segment. For example, the reduction in capital expenditures and the effects of the general economic slowdown that affected the US manufacturing sector in 2000-2002 had a significant affect on the performance of this segment. As these conditions improved towards the end of fiscal 2002 and into fiscal 2006, revenues in this segment also improved. Approximately 13% of the sales in this segment are dependent on Class 8 Vehicle Production. Thus, trends in Class 8 NAFTA Vehicle Build also help predict the future performance of this segment.

Since fiscal 2004, FastenTech has been consolidating the business units in this group to reduce costs and redundant functions and process and to provide a more cohesive approach to the market place. For example, at the start of fiscal 2005, the Company centralized the distribution function of these businesses into one distribution center and have take several step to move production out of Ferry Cap's 100-year old, 4-story building into the newer, modernized Nelson facility. FastenTech notes the following reasons for the difference in Gross Margins between these units. First, Ferry Cap operates in an old, multi-story building and utilizes much older equipment than Nelson. This situation will be eliminated as the Company moves and consolidates Ferry Cap production into Nelson. It will also eliminate the tracking of gross margins by business unit. Second, Nelson utilizes a world wide sales and distribution network, which gives the appearance of a much higher gross margin than Ferry Cap. Lastly, prior to being folded into the Specialized Component Segment, Progressive operated as a standalone unit unable to benefit from the economic scale of the other units.

Aerospace-Grade Components: The term aerospace-grade is an industry term for components that are used in high stress environments and are often made of high-grade metal alloys. The industry includes power generation components in this category because gas turbines are used for both land based machines and aircraft engines.

Securities and Exchange Commission
March 5, 2007
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In this segment, FastenTech includes four business units that manufacture components to the exacting quality specifications required in critical power generation, military and recreational vehicles, and aerospace applications. The President of the Aerospace-grade Components segment is responsible for the four business units and implementing the business and operating consolidation strategy. While the aerospace industry is typically the largest user of aerospace-grade components, FastenTech principally serves OEMs in industrial gas turbine power generation, military and recreational vehicles, and aircraft combustion engine markets.

The products in this segment are fabricated from high-strength steels, super alloys (titanium, nickel, inconel, and aluminum), and composites (ceramic coated nickel and titanium). These units are designed to endure temperature extremes (advanced cooled structures), high fatigue and creep loads, and repeated vibration stresses.

The majority of the revenues generated in this segment are tied to energy and defense spending. During the late 1990s through 2002, the gas turbine electrical power market underwent a period of rapid growth due to extensive deregulation of U.S. utilities. According to the Energy Information Administration, total U. S. electric power capacity rose from 730 GW in 1995 to 948 GW in 2003, with gas turbine capacity virtually accounting for all of the increase in capacity. The power utilities delayed new plant constructions following the period of overinvestment, but the market started to post a gradual recovery through calendar year 2005 with overall market unit production expected to grow at 12% per year through 2010. Likewise, the Company's sales in this market have followed this same pattern, increasing through fiscal 2002 then decreasing in fiscal 2003 and 2004 with a rebound starting in fiscal 2005 and 2006. The Company's sales are also closely tied to maintenance, repair and overhaul (MRO) cycles of the installed fleets. In addition, as the level of military activity in Afghanistan and Iraq increased during fiscal 2004 and 2005, revenues in this segment also increased as demand for replacement pins and bushings, used to hold track tread together in military tracked vehicles, increased. During fiscal 2006, the Company experienced a 44 percent decline in sales of its military track pin vehicle products and it believes that the demand for these products has now returned to more normalized levels. In addition, government funding of the U.S. Joint Strike Fighter (F136) could impact future sales in this segment. Four companies (General Electric, Alston, Roll-Royce, and Siemens) produce sixty-one percent of the worldwide gas turbine machines. Thus, in this segment approximately 57% of the Company's fiscal 2006 sales were derived from three primary original equipment manufacturers.

FastenTech has identified the Aerospace-grade segment as a high growth segment and has acquired several complementary businesses for it. These businesses will

Securities and Exchange Commission
March 5, 2007
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be integrated and consolidated over the next 2-3 years. The most significant reason for the disparity in gross margins and EBITDA margins for these businesses is that the Company is just now getting the benefits of its integration and investments in Gear and Broach, which in the first fiscal quarter of 2007 is now at parity in terms of gross margins and EBITDA Margins with Specialty Bar and IET. General Products is a recent acquisition and now undergoing integration activities to get its gross margins and EBITDA Margins on parity with the other units. In 2006, integration costs within IET impacted its EBITDA margins, without these costs gross margins and EBITDA margins would have be approximately 3 points higher.

Based on the above, FastenTech believes that aggregating the Company's seven operating segments into two reporting segments – Specialized, and Aerospace-grade components–best meets the objectives and basic principles of SFAS 131 because:

a)   The reported information is the information that the CODM reviews in order to make resource allocation decisions and assess the performance of the operating segments.

b)   Aggregated operating segments are so similar that they can be expected to have the same future prospects.

c)   It helps investors better understand FastenTech's performance and assess its prospects for future net cash flows.

d)   It prevents investors from being mislead by changes in individual business unit performances that are caused by the Company's integration and consolidations activities rather than by changes in economic conditions.

Conclusion: Aggregation is consistent with the objectives and basic principles of SFAS 131.

Quantitative Threshold Tests

Under SFAS 131, a company must report separate information about aggregated segments that meet a greater than or equal to 10% test based on (1) reported revenue, (2) the absolute amount of reported profit or loss or (3) assets for all operating segments. However, if total external revenue reported by the segments is less than 75% of consolidated revenues, a company must identify additional segments until the 75% requirement is met.

These individual tests are analyzed below.

Securities and Exchange Commission
March 5, 2007
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	Revenue	% of Combined Total	Reportable	EBITDA	% of Combined Total	Reportable	Operating Assets	% of Consolidated Total	Repor
Specialized Components	220,740	52.9%	Yes	33,349	47.6%	Yes	151,358	40.1%	Ye
Aerospace-grade Components	196,658	47.1%	Yes	36,726	52.4%	Yes	218,645	57.9%	Ye
Combined	417,398	100.0%		70,075	100.0%		370,003	98.0%	
Eliminations	(8,421)			—					
Corporate				(8,430)	12.0%	Yes	7,574	2.0%	N
Consolidated	$408,977			$61,645			$377,577	100.0%	

75% Consolidated Revenue Test	
Consolidated Revenues	$408,977
Specialized Components	220,740
Aerospace-grade Components	196,658
Total	$417,398
Percentage	102%
Percentage required	75%

Conclusion: Based on the above FastenTech's reportable segments satisfy the threshold tests required under SFAS 131.

The Company has supplementally provided to the Commission, the internal financial information that was provided to the CODM as of December 31, 2005 and March 31, 2006.

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Securities and Exchange Commission
March 5, 2007
Page 17

    If you have any questions regarding the forgoing, please direct them to the undersigned at (952) 921-2091.

Sincerely,

/s/ Michael R. Elia
Michael R. Elia
Senior Vice President and Chief Financial Officer